FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                                  INFOVISTA SA
                                  ------------
             (Exact Name of Registrant as Specified in its Charter)

                6, rue de la Terre de Feu, 91940 Les Ulis, France
                -------------------------------------------------
                    (Address of principal Executive Offices)





     (Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                           Form 20-F__X__                     Form 40-F_____


     (Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of
1934)

                           Yes_____                           No__X__


     (If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): __________)

                                   ENCLOSURES


     InfoVista SA (the "Company") is furnishing under cover of Form 6-K a press release dated July 24th, 2002 announcing unaudited fiscal year 2002 results.




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     SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         INFOVISTA SA

Dated : July 24th, 2002                  By : /s/ ALAIN TINGAUD
                                         Alain TINGAUD
                                         Chairman and Chief Executive Officer










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INFOVISTA ANNOUNCES FISCAL YEAR 2002 RESULTS & 3-YEAR STRATEGIC PLAN
--------------------------------------------------------------------

     Paris, France and New York, NY - July 24, 2002 - InfoVista (NASDAQ: IVTA, Nouveau Marche: 7667), a global provider of service assurance software solutions that help service providers and large corporations achieve better returns from their complex IT and network infrastructure, today announced financial results for the fiscal year ended June 30, 2002. In line with preliminary estimates, revenues for the fourth quarter were (euro)7.1 million, resulting in total revenues for the fiscal year ended June 30, 2002 of (euro)29.2 million. This represents a 6% increase over fiscal year 2001 revenues. Adjusted net loss for the quarter was (euro)1.9 million, or 10 cents per share. The corresponding adjusted net loss for the 2002 fiscal year was (euro)6.1 million, or 31 cents per share.

     "The past year has been very demanding, both for us and the markets in which we operate. We have thus far overestimated the market's potential for recovery, resulting in lower-than-expected revenues in the fourth quarter" acknowledged Alain Tingaud, Chairman and CEO of InfoVista. "However, despite unfavorable market conditions, we have managed to continue our growth, and even achieved a slight increase in revenues year-over-year. Most importantly, we have taken immediate steps to refocus our strategy and, with the assistance of McKinsey & Co., we have begun implementing a three-year strategic plan, which we have termed the "Renaissance Plan". By implementing this plan, I am confident that we will achieve the revenue and profitability objectives set out for the fiscal year just started."


Financial & Operational Highlights
----------------------------------

     o Total revenue was(euro)29.2 million for the fiscal year and(euro)7.1 million for the quarter

     o    Adjusted   net  loss   was(euro)6.1   million   for  the  fiscal  year
          and(euro)1.9 million for the quarter

     o    Adjusted   loss  per  share   was(euro)0.31   for  the   fiscal   year
          and(euro)0.10 for the quarter

     o    As of June 30, 2002, DSO stood at 102 days

     o    As of June 30, 2002, a total of 19,859,807 shares were outstanding

     o Cash and marketable securities were(euro)55.7 million, or(euro)2.8 per outstanding share as of June 30, 2002

     o    As of June 30, 2002, InfoVista had a total of 227 employees


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Customer Expansion & Distribution
---------------------------------

     o Total number of customers increased to 530. New customers during the quarter included:

     o North America: Verizon and The Office of the Chief Technology Officer (OCTO, District of Columbia)

     o    Europe: H3G and Interoute

     o    Asia Pacific: NEC

     o Revenues from the Service Provider market contributed 70% to total revenues for the fiscal year and 76% for the quarter. Enterprise market revenues contributed 30% to total revenues for the fiscal year and 24% for the quarter

     o The European, American and Asian markets represented 58%, 34% and 8% of total fiscal year revenues, respectively, and 64%, 29% and 7% for the quarter

     o Revenues from Software Licenses contributed 63% to total fiscal year revenues, and 62% to the quarter, while Service revenues contributed 37% and 38% to total fiscal year and quarter revenues, respectively

     o Revenues from direct channels contributed 67% to total fiscal year revenues, while indirect sales channels contributions increased to 33%. During the quarter, direct channels revenues contributed 56% and indirect channels contributed 44%

Realignment of Cost Structure & Targeted Investment in Growth Areas
-------------------------------------------------------------------

"One of the immediate steps taken during the quarter was to review and realign our cost structure. We have taken specific actions in Q4 FY02 and will continue to do so throughout Q1 FY03. As a direct result, in Q2 FY03, we expect to see up to (euro)1 million in savings in operating costs. It is important to emphasize that we have maintained our investments in key areas that deliver higher ROI, and will continue to do so going forward," commented Philippe Ozanian, Chief Financial Officer.

During the quarter, InfoVista took a number of steps in order to reach its targets for adjusted profitability. These included adapting current costs to existing revenue streams, as well as optimizing the G&A structure and overhead costs. In total, the Company took a (euro)0.8 million restructuring charge this quarter, with approximately (euro)1 million expected for the first quarter of fiscal year 2003.

At the same time, InfoVista has invested steadily in reinforcing its sales capabilities, particularly in North America. In July, the Company welcomed Bob Seebold as Senior Vice President of its North American operations. Mr. Seebold, formerly from Tivoli Software, has a proven track record in the OSS arena and in helping to position software companies for profitable growth. He will spearhead the Company's efforts in North America and ensure that InfoVista is well positioned to capture any potential market recovery.



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During the past quarter, InfoVista has substantially increased its investment in marketing, with new and improved activities such as lead generation programs and participations in major tradeshows. In the coming quarters, the Company expects to achieve increased visibility and a significantly higher volume of sales leads.

The Renaissance Plan
--------------------

The three-year Renaissance Plan revolves around two key objectives:

     o To achieve market share of approximately 20 percent within the Service Provider market by fiscal year 2005
     o    To solidify InfoVista's launch in the Enterprise arena

The Company will deploy four main strategies to sustain and increase revenue growth in its core business:
     o    Re-organization of sales around global strategic account management
     o Revamping the go-to-market approach based on direct sales and supported by a compelling strategy consisting of three global and thirty-eight regional partners
     o Enhancement of the core product offering, positioning InfoVista as the performance management standard in this sector
     o Within the Enterprise market, InfoVista will target large enterprises in key verticals with performance management requirements similar to those of Service Providers

     To ensure a strong penetration in the Enterprise arena, InfoVista will announce its ambitions next fall.

Achieving Profitability & Growth objectives
-------------------------------------------

"For the next six months, and on the strength of this plan, we will do everything possible throughout the Company to ensure that we achieve our previously stated financial objectives," commented Tingaud. "We will be geared towards reaching the adjusted breakeven point in our core business by December 31, 2002. We should also realize flat revenue growth for the six months ended December 31, 2002."

InfoVista will host a conference call today at 10:00 a.m. (EST) / 3:00 p.m. (UK) / 4:00 p.m. (Continental Europe). The call will be available by dialing +44
(0)20 7984 7582  (Europe),  020 7984 7582 (UK), or  (719)457-2638  (US). It will also be broadcast on the company's website in listen-only mode at www.infovista.com. The company will also host a SFAF (Societe Francaise des Analystes Financiers) Meeting today in Paris in French at 10.00 am (Continental Europe).

     A replay of the teleconference will be available shortly after the end of the conference call for one week at the following numbers: Europe/UK: +44 (0)20 7984 7578, US: (719)457-0820, Passcode: 219843#.

About InfoVista
---------------

InfoVista is a leading global provider of service assurance software solutions, which helps customers maximize return on investment from their Information
Technology (IT) infrastructure. InfoVista's software monitors, analyzes and reports on the performance, availability and quality of service of IT infrastructure components, including networks, systems and applications. InfoVista's target customers include telecommunications companies, Internet service providers and other IT-intensive organizations such as financial services companies and large multinationals. Representative customers are Cable & Wireless, Cingular, Deutsche Telecom, SingTel, British Telecom, France Telecom, UUNET, First Union Bank, Banques Populaires, Banque de France, Nestle,


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Shell and BASF.  InfoVista  stock is traded on the NASDAQ (IVTA) and the Nouveau
Marche (InfoVista 7667). InfoVista was recently ranked number 4 in the Deloitte & Touche Technology Fast 50 Program in France and received a special award from Euronext for the quality of its financial information. For more information about the company, please visit www.infovista.com.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: Except for historical information contained herein, the matters discussed in this news release are "forward looking statements." These statements involve risks and uncertainties which could cause actual results to differ materially from those in such forward-looking statements; including, without limitation, risks and uncertainties arising from the rapid evolution of our markets, competition, market acceptance of our products, our dependence upon spending by the telecommunications industry and our ability to develop and protect new technologies. For a description of other factors which might affect our actual results, please see the "Risk Factors" section and other disclosures in InfoVista's public filings with the US Securities & Exchange Commission and French Commission des Operations de Bourse. Readers of this news release are cautioned not to put undue reliance on any forward-looking statement. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

             InfoVista is a registered trademark of InfoVista, S.A.







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

                                                              INFOVISTA
                                                CONSOLIDATED STATEMENTS OF OPERATIONS
                                         (In thousands, except for share and per share data)

                                                                        Three months ended                  Twelve months
                                                             -----------------------------------------------------------------------
                                                                June 30, 2002    June 30, 2001     June 30, 2002     June 30, 2001
                                                             -----------------------------------------------------------------------
                                                                 (unaudited)      (unaudited)     (unaudited)
Revenues
     License revenues                                        (euro)    4,393    (euro)   5,542     (euro)  18,295   (euro)   19,548
     Service revenues                                                  2,732             2,640             10,901             8,111
                                                             -----------------------------------------------------------------------
Total revenues                                                         7,125             8,182             29,196            27,659

Cost of revenues
    Costs of licenses                                                    198               330                954               882
    Costs of services (exclusive of non-cash compensation expense
    of (euro)8,(euro)42,(euro)83 and(euro)147, respectively)           1,543             1,736              5,953             5,893
                                                             -----------------------------------------------------------------------
Total cost of revenues                                                 1,742             2,066              6,906             6,775
                                                             -----------------------------------------------------------------------
     Gross profit                                                      5,383             6,116             22,290            20,884

Operating expenses
   Sales and marketing expenses (exclusive of non-cash
   compensation expense of(euro)24,(euro)50,(euro)129 and(euro)309,
   respectively)                                                       4,054             4,319             16,600            16,574
   Research and development expenses (exclusive of non-cash
   compensation expense of(euro)9,(euro)44,(euro)51 and(euro)155,
   respectively)                                                       1,901             1,394              7,183             4,640
   General and administrative expenses (exclusive of non-cash compensation expense of(euro)17,(euro)35,(euro)54 and(euro)1 618,
   respectively)                                                       1,758             2,064              6,980             7,629

     Stock compensation expense                                           58               171                317             2,229
     Restructuring costs                                                 774                -               1,697                -
     Consulting fee                                                      680                -                 680                -
     Write-off of goodwill                                             1,841                -               1,841                -
     Amortization of goodwill                                              -               125                 -                222
     Amortization of intangibles assets                                   95                95                380               291
                                                             -----------------------------------------------------------------------
Total operating expenses                                              11,160             8,167             35,678            31,585
                                                             -----------------------------------------------------------------------
     Operating loss                                                   (5,777)           (2,051)           (13,388)          (10,701)

Other income (expense):
     Interest income                                                     422               754              2,005             3,080
     Income from administrative fee                                        -                -                 312                -
     Loss on disposal of fixed assets                                   (182)               -                (182)               -
     Net foreign currency transaction gains (losses)                    (653)                3               (673)            1,239
                                                             -----------------------------------------------------------------------
Loss before income taxes and minority interests                       (6,190)           (1,294)           (11,926)           (6,382)

Income tax expense                                                       (14)               (2)               (12)               (2)
Minority interest                                                          -                (6)                34                68
                                                             -----------------------------------------------------------------------
Net loss                                                     (euro)   (6,204)   (euro)  (1,300)    (euro) (11,904)  (euro)   (6,316)
                                                             =======================================================================

Adjusted net loss                                            (euro)   (1,921)   (euro)    (912)    (euro)  (6,134)  (euro)   (4,812)
                                                             =======================================================================
Basic and diluted net loss per share                         (euro)    (0.31)   (euro)   (0.07)    (euro)   (0.60)  (euro)    (0.34)
                                                             =======================================================================
Adjusted basic and diluted net loss per share                (euro)    (0.10)   (euro)   (0.05)    (euro)   (0.31)  (euro)    (0.26)
                                                             =======================================================================

Basic and diluted weighted average shares outstanding             19,852,159        19,193,478         19,733,253        18,851,731
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                                    INFOVISTA
              RECONCILIATION BETWEEN NET LOSS AND ADJUSTED NET LOSS
               (In thousands, except for share and per share data)


InfoVista provides adjusted net loss and adjusted net loss per share data to assist investors in their analysis of our operating results. These adjustments are not in accordance with, or an alternative for, generally accepted accounting principles (GAAP) and may be different from the presentation of financial information provided by other companies. Adjusted net income and earnings per share as well as US GAAP net income and earnings per share are presented in the consolidated statements of operations that accompany this press release.

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


                                                  --------------------------------------------------------------------
                                                     For the three months ended               Twelve months
                                                              June 30,                          June 30,
                                                  --------------------------------------------------------------------
                                                       2002              2001            2002              2001
                                                  --------------------------------------------------------------------
                                                    (unaudited)      (unaudited)      (unaudited)
                                                  ---------------- --------------------------------- -----------------
Net loss                                          (euro)   (6,204) (euro)   (1,300)  (euro) (11,904) (euro)   (6,316)
                                                  ---------------- --------------------------------- -----------------

As adjusted net loss is exclusive of the following
 charges:
   Stock compensation expense                                  58              171              317            2,229
   Restructuring costs                                        774                -            1,697                -
   Consulting fee                                             680                -              680                -
   Write-off of goodwill                                    1,841                -            1,841                -
   Amortization of goodwill                                     -              125                -              222
   Amortization of intangibles assets                          95               95              380              291
   Loss on disposal of fixed assets                           182                -              182                -
   Net foreign currency transaction (gains)                   653               (3)             673           (1,239)
   losses

                                                  --------------------------------------------------------------------

Adjusted net loss                                 (euro)   (1,921) (euro)     (912)  (euro)  (6,134) (euro)   (4,812)
                                                  ====================================================================
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
                                                  INFOVISTA
                                         CONSOLIDATED BALANCE SHEETS
                             (In thousands, except for share and per share data)

                                                                                  As of
                                                               --------------------------------------------
                                                                  June 30, 2002          June 30, 2001
                                                               ---------------------  ---------------------
                                                                   (unaudited)
ASSETS

Cash and cash equivalents                                      (euro)       50,226     (euro)      62,904
Marketable equitable securities                                              5,513                      -
Trade receivables, net of allowance of(euro)586 and(euro)632,                8,040                  9,289
  respectively
Prepaid expenses and other current assets                                    2,222                  2,565
                                                               ---------------------  ---------------------
     Total current assets                                                   66,001                 74,758
                                                               ---------------------  ---------------------

Fixed assets, net                                                            4,441                  4,758
Licensed technology and advances, net                                        1,327                  1,568
Goodwill and other purchased intangible assets, net                            918                  3,139
Deposits and other assets                                                      843                    777
                                                               ---------------------  ---------------------
     Total non current assets                                                7,529                 10,242
                                                               ---------------------  ---------------------

                                                               ---------------------  ---------------------
Total assets                                                   (euro)       73,530    (euro)       85,000
                                                               ---------------------  ---------------------

LIABILITIES & STOCKHOLDERS' EQUITY

Trade payables                                                 (euro)        4,487    (euro)        3,708
Current portion of long-term debt                                              305                    259
Accrued salaries and commissions                                             1,879                  1,526
Accrued social security and other payroll taxes                                709                    763
Deferred revenue                                                             3,624                  4,465
Other current liabilities                                                    1,847                  1,262
                                                               ---------------------  ---------------------
     Total current liabilities                                              12,851                 11,983
                                                               ---------------------  ---------------------

Long-term debt                                                                   -                    305
Other long term liabilities                                                     61                    143
Commitments and contingencies
                                                               ---------------------  ---------------------
     Total non-current liabilities                                              61                    448
                                                               ---------------------  ---------------------

Minority interest                                                                -                      -

Stockholders' equity
Common stock, par value of(euro)0.54 per share (19,866,560 and
19,641,414 shares authorized and issued, and 19,859,807 and
19,634,661 shares outstanding)                                              10,728                 10,606
Capital in excess of par value of stock                                     85,839                 85,717
Accumulated deficit                                                        (34,584)               (22,680)
Unrealized losses on available for sale securities                            (487)                      -
Cumulative translation adjustment                                             (768)                  (603)
Deferred compensation                                                          (38)                  (399)
Less common stock in treasury, (6,753 and 6,753 shares)                        (72)                   (72)
                                                               ---------------------  ---------------------
Total stockholders' equity                                                  60,618                 72,569
                                                               ---------------------  ---------------------

                                                               ---------------------  ---------------------
Total liabilities and stockholders' equity                     (euro)       73,530    (euro)       85,000
                                                               =====================  =====================
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